UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated November 1, 2016

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Reg. 2002/031431/06

Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780

Tel +27 11 278 9600
Fax +27 11 278 9863

MARKET RELEASE

Sibanye takes ownership of the Rustenburg Platinum Mines and implements management changes

Westonaria, 1 November 2016: Sibanye is pleased to announce that the acquisition by a wholly owned subsidiary company, Sibanye Rustenburg Platinum Mines Proprietary Limited ("SRPM"), from Rustenburg Platinum Mines Limited ("RPM"), of the Bathopele, Siphumelele (incl. Khomanani), and Thembelani (incl. Khuseleka) mining operations, two concentrating plants, an on-site chrome recovery plant, the Western Limb Tailings Retreatment Plant, associated surface infrastructure and related assets and liabilities on a going concern basis, including normalised levels of working capital (the "Rustenburg Operations") (the "Transaction") has become effective today, 1 November 2016.

The Transaction has now been fully implemented, following settlement of the Initial Upfront Purchase Price of R1.5 billion in cash, from Sibanye's existing cash resources and debt facilities.

Sibanye is also pleased to announce that the broad based black economic empowerment ("BBBEE") ownership of SRPM has been agreed and implemented from 1 November 2016 such that Sibanye holds 74% of SRPM, with the remaining 26% held through Newshelf 1335 Proprietary Limited ("BBBEECo SPV"). The shareholders of BBBEECo SPV are: Rustenburg Mine Employees Trust (30.4%), Rustenburg Mine Community Development Trust (24.8%) Bakgatla-Ba-Kgafela Investment Holdings (24.8%) and Siyanda Resources Proprietary Limited (20%).

"We are pleased to have concluded the Transaction and look forward, together with our BBBEE partners, to making a positive contribution to the sustainability of the Rustenburg Operations. We are confident that we will realise meaningful cost and operational synergies by consolidating the Rustenburg Operations and Kroondal Operations and secure a sustainable and rewarding future for all stakeholders" said Neal Froneman, CEO of Sibanye.

The full details of the Transaction announced on 9 September 2015 are available on Sibanye's website on the following link:
https://www.sibanyegold.co.za/investors/news/company-announcements/2015/item/174-sens-acquisition-of-rustenburg-mining-and-concentrating-operations.

Directors: Sello Moloko* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Chris Chadwick* Robert Chan* Timothy Cumming* Barry Davison* Rick Menell* Nkosemntu Nika* Keith Rayner* Sue van der Merwe* Jerry Vilakazi* Jiyu Yuan* Cain Farrel (Corporate Secretary) (*Non-Executive)

Management appointments at Sibanye's Platinum Division

Following the successful integration of the platinum assets previously owned by Aquarius Platinum Limited into Sibanye, Jean Nel has tendered his resignation as CEO of the Platinum Division, effective 1 November 2016. Robert van Niekerk, previously EVP: Organisational Effectiveness at Sibanye, has been appointed as CEO of the Platinum Division. Robert has significant operating and integration experience across the mining industry, including 5 years in senior operational roles at Anglo American Platinum's Rustenburg operations.

Dawie van Aswegen has also been appointed SVP: Technical Services for the Platinum Division. Dawie has 20 years' experience working for AAP in the Rustenburg Operations in various roles. Between January 2012 and September 2015, he was the General Manager (GM) of the Bathopele mine (mechanised section) and from September 2016, the GM of RPM's East Mine, which consisted of the Bathopele and Siphumelele mechanised sections and the Siphumelele conventional sections.

Neal Froneman commenting on the appointments said: "I would like to thank Jean for leading the successful integration of the Aquarius Operations into Sibanye, and I wish him good fortune with his future endeavours. I am very pleased, to welcome Dawie to the Sibanye Platinum Division executive team. His experience and understanding of the Rustenburg Operations will add further depth to an already strong platinum executive team. I am confident that this team, under Robert's leadership, and experience will realise significant value for stakeholders as we integrate these operations into the Group".

Corporate Advisor: Qinisele Resources Proprietary Limited
Financial Advisor: HSBC Bank plc
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
South African Legal Advisor: ENSAfrica
US Legal Advisor: Linklaters LLP

ENDS

Contact

James Wellsted

SVP Investor Relations

Sibanye Gold Limited

+27 83 453 4014

james.wellsted@sibanyegold.co.za

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute "forward-looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

These forward-looking statements, including, among others, those relating to Sibanye's future business prospects, revenues and income, wherever they may occur in this document and the exhibits to this document, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye, and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Group to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this document. Important factors that could cause the actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: economic, business, political and social conditions in South Africa, Zimbabwe and elsewhere; changes in assumptions underlying Sibanye's estimation of its current Mineral Reserves and Resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; the ability of Sibanye to successfully integrate acquired businesses and operations (whether in the gold mining business or otherwise) into its existing businesses; the success of Sibanye's business strategy, exploration and development activities; the ability of Sibanye to comply with requirements that it operate in a sustainable manner; changes in the market price of gold, platinum group metals ("PGMs") and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye's ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans' in its management positions; failure of Sibanye's information technology and communications systems; the adequacy of Sibanye's insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye's operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward-looking statements speak only as of the date of this document.

The Group undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: November 1, 2016

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer